Rachel B. Proffitt

T: +1 415 693 2031

rproffitt@cooley.com

June 26, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Unity Software Inc.
Draft Registration Statement on Form S-1
Submitted May 20, 2020
CIK No. 0001810806

Ladies and Gentlemen:

On behalf of Unity Software Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 16, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 20, 2020. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Prospectus Summary

Risk Factors Summary, page 9

1.

Please disclose the percentage that will be owned by your executive officers, directors and principal stockholders. Further, discuss the risk that your executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

The Company has revised the disclosure on pages 9 and 10 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693- 2000 f: (415) 693-2222 cooley.com

101 California Street, 5th Floor, San Francisco, CA 94111-58003175 Hanover Street, Palo Alto, CA 94304-1130

United States Securities and Exchange Commission

June 26, 2020

Page Two

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery…, page 60

2.

You state that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that there is uncertainty as to whether a court would enforce such provision.

The Company has revised the disclosure on page 60 of the Amended Draft Registration Statement to address the Staff’s comment.

Market, Industry and Other Data

User Metrics, page 63

3.

Please revise to clarify whether your 1.5 million monthly active creators and over two billion monthly active end-users include both paying and non-paying customers and end-users. Explain whether you consider monthly active creators and monthly active end-users to be key business metrics that you use to manage the business. Tell us your consideration of providing comparative information for each period presented. We refer you to Section III.B of SEC Release 33-8350.

The Company has revised the disclosure on page 63 of the Amended Draft Registration Statement to clarify that the number of monthly active creators and monthly active end-users include both paying and non-paying creators and end-users of both paying and non-paying creators, respectively.

In addition, the Company supplementally advises the Staff that management does not consider either the number of monthly active creators or the number of monthly active end-users as key business metrics, nor does it view these metrics as material information that promotes an understanding of the Company’s financial performance. In particular, an increase or decrease in such metrics may not be indicative of the Company’s financial health or ability to generate revenue because (1) a substantial majority of the monthly active creators are not paying customers and (2) the number of monthly active end-users tracks users of the Company’s paying and non-paying creators, which may or may not be indicative of revenue that the Company generates from its paying customers. The purpose of disclosing these metrics is to support the assertion that the Company has broad market presence with creators in more than 190 countries and territories worldwide developing applications that are downloaded on billions of unique devices. Accordingly, the Company does not believe that comparative disclosure of such creator or end-user metrics for the periods presented is material to an investor’s evaluation of its business, and the Company believes that such disclosure could be misleading if viewed as an indicator of revenue growth.

Selected Consolidated Financial and Other Data

Key Metrics, page 73

4.

We note that you track your performance by measuring your dollar-based net expansion rate, which compares your Create and Operate Solutions revenue from the same set of customers across comparable periods, calculated on a trailing 12-month basis. Please tell us your consideration of disclosing the dollar-based net expansion rate separately for your Create and Operate Solutions or separately discussing the effects of monetization on this rate.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

United States Securities and Exchange Commission

June 26, 2020

Page Three

The Company supplementally advises the Staff that measuring the Company’s dollar-based net expansion rate across its Create Solutions and Operate Solutions provides a more accurate and holistic view of customer behavior across the Company’s entire platform. The Company has found that new customers typically begin their journey with Unity using either one of its Create Solutions or one of its Operate Solutions, and then subsequently expand their initial footprint to include additional products and services. The separate calculation of the Company’s dollar-based net expansion rate is inconsistent with customer behavior that, over time, tends to span across the Company’s platform. For example, as of December 31, 2019, 55% of the Company’s customers that generated more than $100,000 in trailing 12-month revenue used both the Company’s Create Solutions and Operate Solutions. The Company expects this trend to continue as new customers expand their footprint across the Company’s Create Solutions and Operate Solutions. For these reasons, when assessing the growth and performance of its business, the Company looks at its expansion rate on a customer centric basis, across its entire platform, rather than on a product or service basis. As all of its major products, including its monetization products, contribute meaningfully to its dollar-based net expansion rate, and as the relative contributions have historically changed from year to year, the Company also does not believe that a discussion of the effects of monetization on its dollar-based net expansion rate is meaningful.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 76

5.	Please discuss whether the growth in new customers in 2019 was primarily attributable to Create Solutions or Operate Solutions and whether this has been consistent with historical trends.

The Company supplementally advises the Staff that, of the growth in new customers in 2019, most new customers initially purchased an Operate Solution, which is consistent with the growth in new customers in 2018. However, prior to 2018, most of the growth in new customers came from Create Solutions as the Company only began to offer Operate Solutions in 2016. Over time, as the Company expands into industries outside of gaming and develops new use cases, the Company expects growth in the number of new customers may vary between its Create Solutions and Operate Solutions depending on changes in customer consumption habits of real-time 3D solutions across industries, the extent and manner of platform usage, and the addition of new products and services. Moreover, the Company does not view the number of new customers in each period as meaningful to its business because (1) the vast majority of new customers initially contribute an immaterial amount of revenue, (2) the Company counts customers at the parent level such that a single organization with multiple divisions, segments or subsidiaries is generally considered to be a single customer even though the Company may enter into commercial agreements with multiple parties within the organization (and thus when large enterprises acquire smaller studios, which is common in the industry, the smaller studios are not counted as new customers when they initially purchase one or more of the Company’s solutions), (3) customers expand across both Create and Operate Solutions in both directions such that an Operate Solutions customer may become a Create Solutions customer, but since it was already an Operate Solutions customer, it is not counted as a new customer, and (4) customers may become both a Create Solutions and Operate Solutions customer at the same time.

Results of Operations, page 89

6.

Please revise your disclosures to provide a quantitative and qualitative analysis of how your Operate Solutions revenues are impacted each period by the total number of advertising impressions or installations and the average cost per impression or installation. This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Sections III.D of Sec Release 33-6835.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

United States Securities and Exchange Commission

June 26, 2020

Page Four

The Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to address the Staff’s comment by adding additional discussion and analysis of the key factors responsible for the increase in the Company’s Operate Solutions revenue.

The Company respectfully advises the Staff that it does not believe that impressions or installations or average cost per impression or installation will give investors an accurate picture of the revenue drivers of its Operate Solutions. The Company views its customers’ overall success as the greatest driver of the Company’s revenue. Unlike a traditional advertising network, the Company sells a broad range of products and services that are focused on overall end-user lifetime value. This is unlike a traditional advertising network that is typically focused on driving revenue exclusively through number of advertising impressions or installations. The Company drives end-user lifetime value not just through advertising, but also through in-app purchases, integration with Create Solutions and acquisition, analytics and end-user engagement products and services. The Company believes that focusing on metrics like number of impressions or installations and cost per impressions or intsallation can be misleading as they can be at odds with the overall goal of maximizing end-user lifetime value and are not necessarily directly correlated with revenue growth within Operate Solutions.

7.

We note from your disclosures that the majority of your Operate Solutions monetization revenue is currently generated from advertising under a revenue-share model, and the remainder of your Operate Solutions revenue is generated from cloud-based solutions as well as enterprise hosting (“Hosting Services”) primarily under a usage-based model and to a lesser extent a fixed fee model. Since you indicate that advertising revenues and Hosting Services are the two primary ways in which you generate revenue under your Operate Solutions, it appears that those components should be described by their respective revenue contribution in order to understand your operating results and related trends. We refer you to 303(a)(3) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

The Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to address the Staff’s comment by clarifying that the substantial majority of its revenue growth in 2019 was driven by increases in the number of customers that used its monetization solutions as well as an increase in revenue per Operate Solutions customer, and to add a discussion of its revenue contribution from non-monetization Operate Solutions, such as cloud operations and hosting solutions.

The Company supplementally advises the Staff that its Operate Solutions includes a portfolio of products and services, including monetization, cloud operations and hosting solutions, that work together to provide all of the products and services needed to operate a real-time 3D game or application. The Company does not believe that a further breakdown of the various products and services within its Operate Solutions will be helpful to investors, given that customers often buy a portfolio of products and services, and the Company focuses on its overall revenue growth from each customer.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

United States Securities and Exchange Commission

June 26, 2020

Page Five

Liquidity and Capital Resources, page 93

8.

Please clarify your disclosures that indicate since inception, you have financed your operations primarily through cash flow from operations. In this respect, we note that since your inception, you have generated losses from your operations as reflected in your accumulated deficit of $515.2 million as of December 31, 2019 and negative cash flows from operating activities.

The Company has revised the disclosure on page 95 of the Amended Draft Registration Statement to address the Staff’s comment.

9.

Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. Address the payment terms typically stipulated in both your Create Solution and Operate Solution contacts. Discuss the underlying reasons for instances of slow payment and receivables that remain outstanding for lengthy periods. In addition, revise to describe the payment terms associated with your publisher payable and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

The Company has revised the disclosure on page 96 of the Amended Draft Registration Statement to address the Staff’s comment by explaining the primary drivers of, and other material factors necessary to understand, the changes in the Company’s cash flows and indicative value of historical cash flows, and describing the payment terms associated with its publisher payable and its impact on cash flows. The Company supplementally advises the Staff that the Company’s day’s sales outstanding (“DSOs”) are generally consistent with the payment terms that the Company offers its customers in both Create Solutions and Operate Solutions contracts. The Company has not experienced any instances of slow payment of receivables that would materially impact its DSOs. The Company believes that the discussion of the shorter payment terms offered to advertising partners, as compared to its payment terms with publishers (Operate Solutions customers), is more meaningful disclosure in the context of the Company’s business than DSOs as changes in DSOs have not had a significant impact on the Company’s cash flows in the relevant periods.

Critical Accounting Policies and Estimates, page 96

10.

Please tell us your consideration of including critical accounting policies to discuss the estimates and assumptions associated with goodwill and intangible assets. We refer you to Section V of SEC Release No. 33-8350.

The Company has revised the disclosure on page 102 of the Amended Draft Registration Statement to address the Staff’s comment.

Business, page 101

11.

We note your disclosure on page 23 that you are reliant on your third-party service providers for critical services to deliver your products. Please revise to provide a discussion of the material terms of your agreements with your third party service providers.

The Company has revised the disclosure on page 126 of the Amended Draft Registration Statement to address the Staff’s comment. The Company supplementally advises the Staff that it currently relies on multiple third-party cloud hosting providers to provide cloud services and believes that other alternative providers could provide it with services on commercially reasonable terms that are substantially similar to those that it receives from its current providers.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

United States Securities and Exchange Commission

June 26, 2020

Page Six

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

12.

We note that you present gross profit on the face of your consolidated statements of operations. However, it is not clear whether you include depreciation and amortization in cost of revenue. Please revise your disclosures to indicate the line items to which you have allocated depreciation and amortization expense. Confirm that your presentation complies with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B.

The Company has revised the disclosure on pages 87 and F-12 of the Amended Draft Registration Statement to address the Staff’s comment. In addition, the Company confirms that the presentation complies with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B.

Notes to the Consolidated Financial Statement

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

13.

Please revise your disclosures to clarify the nature and terms of your publisher payable. Explain how the expenses associated with your publisher payable are presented in your consolidated statements of operations. Consider adding disclosure to the Liquidity and Capital Resources section of the filing to address whether you have the ability to extend payment. If so, indicate the importance in your ability to manage your liquidity needs and describe any uncertainty in this practice.

The Company has revised the disclosure on page F-10 of the Amended Draft Registration Statement to address the Staff’s comment. As discussed above in response to Comment 9, as the payment terms that the Company offers to its advertising partners in Operate Solutions contracts are shorter than the payment terms with its publishers (Operate Solutions customers), the Company believes that its publisher payables do not significantly affect the Company’s liquidity needs and that the ability to extend payment of its publisher payables is not a significant factor in managing the Company’s liquidity.

Revenue Recognition, page F-7

14.

We note from your disclosures on page 114 that your monetization products generate revenue for your customers by providing micro-transaction capabilities that enable revenue through in-app purchases, or IAP. Please revise to clarify whether you retain a share of the revenue generated through IAP.

The Company has revised the disclosure on pages 100 and F-10 of the Amended Draft Registration Statement to address the Staff’s comment.

15.

You disclose that when Strategic Partnerships contain non-monetary consideration, you measure and record the transaction price at the estimated fair value of the non-cash consideration received from the customer. Please explain the nature of the non-monetary consideration in your Strategic Partnerships. Tell us how you determine the estimated fair value of the non-cash consideration received from the customer.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

United States Securities and Exchange Commission

June 26, 2020

Page Seven

The Company supplementally advises the Staff that the Company entered into an arrangement with a customer to provide services that enable interoperability with the customer’s platform in exchange for infrastructure and hosting services from the customer. The amount of revenue related to the services provided to this customer is approximately 1% of revenue and 8% of Strategic Partnership and Other revenue for the year ended December 31, 2019. In accordance with ASC 606-10-32-21, the Company measured and recorded the transaction price at the estimated fair value of the non-cash consideration received from the customer. The fair value of the infrastructure and hosting services provided by the customer was estimated by reference to the Company’s historical infrastructure and hosting contracts and costs of similar hosting and infrastructure services obtained by the Company in connection with a competitive bidding process. The Company corroborated the estimated fair value of the non-cash consideration received from the customer by comparing it to the stand-alone selling price of the services to be provided to the customer, determined by reference to the sales prices of similar services to other customers that did not involve a non-monetary component.

As the customer in the arrangement is also a vendor (as the Company receives services from the customer), the Company also considered guidance under ASC 705-20-25-1 and 25-2. The Company determined that the non-monetary consideration received from the vendor met the criterion a) under ASC 705-20-25-1, as the consideration was in exchange for a distinct service. As a result, the Company determined it is appropriate to account for the sale of the service in the same way that it accounts for other sales to customers in accordance with ASC 606.

Note 4. Acquisitions, page F-19

16.

Please revise your disclosures to include a qualitative description of the factors that make up the goodwill recognized for the Vivox, deltaDNA and Artomatix acquisitions. We refer you to ASC 805-30-50-1.

The Company has revised the disclosure on pages F-20, F-21 and F-22 of the Amended Draft Registration Statement to address the Staff’s comment.

General

17.

We note your disclosure that you commissioned a report by a third party strategy consulting firm, Altman Vilandrie & Company, in 2020. Please file a consent by Altman Vilandrie & Company as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act.

The Company has filed the consent from Altman Vilandrie & Company as an exhibit to the Amended Draft Registration Statement and has revised the exhibit index on page II-5 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

United States Securities and Exchange Commission

June 26, 2020

Page Eight

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all such written communications.

*         *        *

Please contact me at (415) 693-2031 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely, Cooley LLP

/s/ Rachel B. Proffitt
Rachel B. Proffitt

cc:	John Riccitiello, President and Chief Executive Officer, Unity Software Inc.
Ruth Ann Keene, Senior Vice President, Chief Legal Officer and General Counsel, Unity Software Inc.
Jon Avina, Cooley LLP
Jonie Ing Kondracki, Cooley LLP
John Savva, Sullivan & Cromwell LLP
Sarah Payne, Sullivan & Cromwell LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com